UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 19, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 June 2019 entitled “VODAFONE CLOSES US$2.25 BILLION SEC-REGISTERED BOND OFFERING”

Vodafone Group Plc
(“Vodafone”)

VODAFONE CLOSES US$2.25 BILLION SEC-REGISTERED BOND OFFERING

On 19 June 2019, Vodafone closed an offering of $1,750,000,000 4.875% Notes due 2049 and $500,000,000 5.125% Notes due 2059 (together, the “Securities”). Vodafone intends to apply to list the Securities on the New York Stock Exchange.

Vodafone intends to use the net proceeds from the transaction to finance upcoming maturities, including the repurchase of any and all of the 2021 Notes, 2022 Notes and 2023 Notes in connection with the Tender Offers, (each as defined in the prospectus supplement dated 12 June 2019), and for general corporate purposes.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the use of proceeds from Vodafone’s SEC-registered bond offering. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties’’ beginning on page 44 of Vodafone’s Annual Report on Form 20-F for the financial year ended 31 March 2019. The Annual Report on Form 20-F can be found on Vodafone’s website (www.vodafone.com/investor). Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Contacts

Investor Relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

Disclaimer

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RNS: 7993C

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 19, 2019	By:	By:	/s/ Jamie Stead
		Name:	Jamie Stead
		Title:	Deputy Group Treasurer

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